UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-36231

SCORPIO BULKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Scorpio Bulkers Inc. (the "Company"), dated October 15, 2018, announcing the date of the third quarter 2018 earnings release.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated October 15, 2018, announcing the agreement of letters of intent for the purchase and installation of exhaust gas cleaning systems.

Attached to this report on Form 6-K as Exhibit 99.3 is a copy of the press release of the Company, dated October 16, 2018, announcing time charter-out agreements in respect of certain of its vessels.

The information contained in this Report on Form 6-K, with the exception of Exhibit 99.1 (announcing the date of the third quarter 2018 earnings release) and the comments of the Company's Chairman and Chief Executive Officer in Exhibit 99.2 (announcing the agreement of letters of intent for the purchase and installation of exhaust gas cleaning systems), is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-217445), the Company's registration statement on Form F-3 (File No. 333-221441), the Company's registration statement on Form F-3 (File No. 333-222013) and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated:	October 16, 2018	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer